Exhibit  99.1

Contact:
Bruce J. Haber
(914) 235-5550, x. 12
bhaber@primedical.net

FOR IMMEDIATE RELEASE

Emergent Group Inc. Reports Record First Quarter Revenue and Net Income

Revenue and Net Income Rise 63% and 62%, Respectively,
and EBITDA Nearly Doubles

SUN VALLEY, CA, May 6, 2009 – Emergent Group Inc. (NYSE Amex Equities: LZR), a leading provider of mobile medical lasers and surgical equipment, today announced significant increases in first quarter 2009 sales and net income as the Company continued to benefit from favorable industry trends and the execution of its growth strategies.  Following are highlights of the first quarter 2009 results:

▪	Revenue set another record, increasing 63% to $7,335,043 compared to $4,504,289 in the first quarter ended March 31, 2008. This was the Company’s seventh consecutive quarter of revenue growth.
▪	EBITDA (earnings before interest, taxes, depreciation and amortization) nearly doubled to $1,833,034 versus $947,480 in the prior year period.
▪	Income before income taxes also more than doubled to $1,177,334 from $492,400 in the 2008 first quarter.
▪	Net income rose 62% to a record $699,200, or $0.10 per diluted share, compared with $431,900, or $0.07 per diluted share, reported in the prior year period.
▪	The quarter included a provision for income taxes of $478,134 compared with $60,500 a year earlier.
▪	Emergent has federal net operating loss carryforwards totaling $7,600,000 as of December 31, 2008, which are available to offset taxable income for 2009 and subsequent periods.
▪	Diluted weighted-average shares outstanding were 7,036,959 versus 5,912,217 in the first quarter of 2008.

“Emergent Group’s financial performance continues to stand out in the midst of an otherwise challenging economic environment,” said Chairman and CEO Bruce J. Haber.  “We can attribute our success to favorable industry trends and the execution of our well-developed growth strategies.  We continue to see benefits from our 2008 acquisition of the Surgical Services Division of PhotoMedex, Inc., which expanded our geographic reach to 11 new states and has given us the opportunity to bring our winning sales strategies to those territories.

“We see a host of opportunities as we look ahead to the rest of fiscal 2009,” he added.  “We’re continuing to expand rentals of per-procedure medical equipment and sales of accompanying consumable items.  We’re capitalizing on the growing number of medical procedures and could possibly benefit from upcoming limits on physician ownership of equipment.  We’re giving hospitals and physician groups the chance to conserve precious capital and use rentals to maximize the latest cost-effective medical technology. We’re giving equipment manufacturers new revenue streams by partnering with them on rentals as one alternative to their typically long sales cycles.  And we remain focused on potential acquisitions as yet another vehicle for growth in 2009 and beyond.”

About Emergent Group Inc.
Emergent Group Inc., through its wholly owned subsidiary, PRI Medical Technologies, Inc. (“PRI Medical”), provides mobile medical laser and surgical equipment in 16 states on a per-procedure basis to hospitals, outpatient surgery centers and physicians’ offices.  Surgical equipment is provided to customers along with technical support personnel to ensure that such equipment is operating correctly.  PRI Medical currently offers its services in five states in the western United States and 11 states along the eastern seaboard.  For investor and product information, visit Emergent Group’s website, www.emergentgroupinc.com.

Forward-Looking Statements
Statements in this news release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934.  Such statements may involve various risks and uncertainties, some of which may be discussed in the Company’s most recent report on Form 10-K and subsequently filed SEC reports.  There is no assurance any forward-looking statements will prove accurate, as actual results and future events could differ materially from those presently anticipated.

(tables and notes follow)

Exhibit  99.1

Emergent Group Inc. and Subsidiaries
Condensed Consolidated Balance Sheets

Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2009	2008
ASSETS	(Unaudited)

Current assets
Cash	$2,537,989	$4,586,107
Accounts receivable, net of allowance for doubtful
accounts of $67,984 and $58,984	4,418,100	3,759,834
Inventory, net	885,651	837,143
Prepaid expenses	287,890	231,763
Deferred income taxes	986,000	986,000

Total current assets	9,115,630	10,400,847

Property and equipment, net of accumulated depreciation and
amortization of $7,749,112 and $7,247,482	5,857,494	6,070,228
Goodwill	1,120,058	1,120,058
Deferred income taxes	906,381	1,261,000
Other intangible assets, net of accumulated amortization of
$243,469 and $226,997	386,680	403,152
Deposits and other assets	81,545	84,934

Total assets	$17,467,788	$19,340,219

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Current portion of capital lease obligations	$1,881,898	$1,909,057
Dividends payable	-	1,989,750
Accounts payable	1,890,861	1,538,797
Accrued expenses and other liabilities	1,354,661	1,997,312

Total current liabilities	5,127,420	7,434,916

Capital lease obligations, net of current portion	3,037,258	3,344,820

Total liabilities	8,164,678	10,779,736

Shareholders' equity
Preferred stock, $0.001 par value, non-voting 10,000,000
shares authorized, no shares issued and outstanding	-	-
Common stock, $0.04 par value, 100,000,000 shares authorized
6,662,831 and 6,631,576 shares issued and outstanding	266,510	265,260
Additional paid-in capital	16,278,039	16,235,368
Accumulated deficit	(7,937,374)	(8,636,575)

Total Emergent Group equity	8,607,175	7,864,053
Minority interest	695,935	696,430
Total shareholders' equity	9,303,110	8,560,483

Total liabilities and shareholders' equity	$17,467,788	$19,340,219

Exhibit 99.1
Emergent Group Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(Unaudited)

	Three Months Ended March 31,
	2009	2008

Revenue	$7,335,043	$4,504,289
Cost of goods sold	4,411,458	2,625,834

Gross profit	2,923,585	1,878,455

Selling, general, and administrative expenses	1,455,422	1,123,853

Income from operations	1,468,163	754,602

Other income (expense)
Interest expense, net	(88,486)	(62,432)
Gain on disposal of property and equipment	600	-
Other income, net	5,177	12,652

Total other income (expense)	(82,709)	(49,780)

Income before provision for income taxes
and minority interest	1,385,454	704,822
Provision for income taxes	(478,134)	(60,500)

Net income before minority interest	907,320	644,322

Minority interests in income of consolidated
limited liability companies	(208,120)	(212,422)

Net income	$699,200	$431,900

Basic earnings per share	$0.11	$0.08

Diluted earnings per share	$0.10	$0.07

Basic weighted average shares outstanding	6,657,849	5,650,498

Diluted weighted-average shares outstanding	7,036,959	5,912,217